UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-83676

ManTech International 401(k) Plan

(Exact name of registrant as specified in its charter)

12015 Lee Jackson Highway, Fairfax, Virginia 22033        (703) 218-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under and Class A Common Stock, par value $.01 per share, to be offered and sold under the ManTech International 401(k) Plan

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:    None*

*	Effective as of February 7, 2007, no shares of Class A common stock were held in the ManTech International 401(k) Plan and no shares could be acquired after that date. The Registrant also states that there are not now and have never been any plan interests under the ManTech International Corporation Employee Stock Ownership Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the ManTech 401(k) Plan has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ManTech International 401(k) Plan

Date: October 31, 2008	By:	/s/ Michael R. Putnam
Michael R. Putnam
Vice President – Corporate & Regulatory Affairs and counsel for ManTech International Corporation, as Plan Administrator